Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Alpha Natural Resources, Inc.
Subject Company: Alpha Natural Resources, Inc.
Exchange Act File Number of
Subject Company: 1-32423

CLIFFS

Cleveland-Cliffs

Alpha Natural Resources

CLIFFS NATURAL RESOURCES

INVESTOR PRESENTATION

AUGUST 2008

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this document that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding expected synergies resulting from the merger of Cleveland-Cliffs and Alpha, combined operating and financial data, the combined company's plans, objectives, expectations and intentions and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; changes in demand for iron ore pellets by North American integrated steel producers, or changes in Asian iron ore demand due to changes in steel utilization rates, operational factors, electric furnace production or imports into the United States and Canada of semi-finished steel or pig iron; the impact of consolidation and rationalization in the steel industry; timing of changes in customer coal inventories; changes in, renewal of and acquiring new long-term coal supply arrangements; inherent risks of coal mining beyond the combined company's control; environmental laws, including those directly affecting coal mining production, and those affecting customers' coal usage; competition in coal markets; railroad, barge, truck and other transportation performance and costs; the geological characteristics of Central and Northern Appalachian coal reserves; availability of mining and processing equipment and parts; the combined company's assumptions concerning economically recoverable coal reserve estimates; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the stockholders of Cleveland-Cliffs and Alpha and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Cleveland-Cliffs' and Alpha's respective reports filed with the SEC, including each of Cleveland-Cliffs' and Alpha's annual report on Form 10-K for the year ended December 31, 2007 and quarterly report on Form 10-Q for the quarter ended March 31, 2008, as such reports may have been amended. This document speaks only as of its date, and Cleveland-Cliffs and Alpha each disclaims any duty to update the information herein.

Important Information for Investors and Shareholders

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. CLEVELAND-CLIFFS AND ALPHA SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Cleveland-Cliffs and shareholders of Alpha. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from Cleveland-Cliffs Inc, Investor Relations, 1100 Superior Avenue, Cleveland, Ohio 44114-2544, or call (216) 694-5700, or from Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, attention: Investor Relations, or call (276) 619-4410.

Participants In Solicitation

Cleveland-Cliffs and Alpha and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Cleveland-Cliffs' participants is set forth in the proxy statement dated March 26, 2008, for Cleveland-Cliffs' 2008 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Alpha' participants is set forth in the proxy statement, dated April 2, 2008, for Alpha's 2008 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Cleveland-Cliffs and Alpha in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Transaction Highlights

- Creates a leading independent supplier of critical raw materials to the robust North American steel industry and a major global player
  - Core iron ore and met coal businesses strongly correlated
- Capitalizes on strong outlook for iron ore, metallurgical and thermal coal
- Shared culture and core values of both companies, including a focus on safety
- Strong financial outlook positions company for ongoing growth opportunities
  - Pro forma 2008E EBITDA of ≈$1.9bn[1], increasing to ≈$4.7bn[1] in 2009E
  - Pro forma leverage (Debt/2008E EBITDA) of ≈1.2x[1]
- Compelling value creation for Cleveland-Cliffs and Alpha Natural Resources shareholders

[1] Management estimates

CLIFFS

Why Alpha?

- Largest US met coal supplier
- Strong management team with 20+ years of industry experience
- Supply/demand metrics in coal market
- Unique blending and coal optimization capabilities drive meaningful synergy potential
- Meaningfully increases exposure to export market given infrastructure and sales network
- Well diversified production profile with 8 business units and met/steam sales mix

Transaction Summary

- Overview: Cleveland-Cliffs ("CLF") to acquire 100% of Alpha Natural Resources ("ANR") for cash and stock
- Purchase Price: Equity purchase price of approximately $10 billion[1]
- Premium: Based on Cliffs' closing price on July 15, 2008, Alpha stockholders would receive a premium of 35%
- Consideration: Alpha stockholders would receive 0.95 Cleveland-Cliffs common shares plus $22.23 in cash for each share of Alpha stock they owned
- Ownership: Upon completion of the transaction, Alpha stockholders would own approximately 40% of the combined company, and Cliffs shareholders would own approximately 60% percent on a fully-diluted basis
- Key Conditions: The transaction is subject to approval by Cliffs and Alpha shareholders, as well as the satisfaction of customary closing conditions and regulatory approvals
- Timing: The transaction is expected to close by the end of 2008

[1] Based on Cliff's closing price on July 15, 2008

CLIFFS

Shared Cultural Commitment to Integrity, Safety & Environment

- Shared core values
  - Best-in-class safety standards and practices
  - Both companies recognize that the processing of the earth's mineral resources must be accomplished in a socially responsible manner
- Integrated Management and Board structure
  - Following the close of the transaction, Cleveland-Cliffs' Board of Directors will be expanded by two seats to be filled by two current Alpha Natural Resources directors, Michael Quillen and Glenn Eisenberg
  - Joseph Carrabba will serve as Chairman and Chief Executive Officer
  - Michael Quillen will serve as non-executive Vice Chairman
  - Kevin Crutchfield will become President of the combined company's Coal division
  - Donald Gallagher will become President of the combined company's Iron Ore division
  - Laurie Brlas will serve as Executive Vice President and Chief Financial Officer

The Right Platform –
Supplier to the Steel Industry

Steel is a Large, Growing, Global Business

Steel consumption potential (2007)



Approx. 50mm tonnes
Kg/Capita Steel Consumption
1200
1000
800
600
400
200
0
0
10
20
30
40
50
Korea
Japan
China
Germany
Canada
US
Russia
Australia
UK
Brazil
India
Purchasing Power Parity GDP/Capita

Note: Size of bubbles represent size of absolute steel consumption 2007 in each respective country

- Overall, China's steel consumption is three times that of the US
- On a per capita basis, however, China only consumes half as much as the US
- The US remains a net importer of steel

BRIC economic growth is substantial and appears inevitable

CLIFFS

Robust Steel Demand Drives this Combination

Global steel demand (millions of tonnes)



2,000
1,500
1,000
500
0
1950
1955
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005
2010E
2015E
Post World War II reconstruction and Japanese industrialization
CAGR 1950-1973: 5.9%
Post-oil crisis slow down
CAGR 1973-1995: 0.4%
BRIC cycle
CAGR 1995-2015: 4.4%

Source: IISI, Metal Strategies

CLIFFS

US Steel Industry is Particularly Well-Positioned

Dollar vs. Euro ($/€)

- Mitigates imports and strengthens exports


1.25
1.00
0.75
0.50
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

US steel consumption (millions of tonnes)

- US is a net importer


US steel consumption
US steel imports
150
125
100
75
50
25
0
2000
2002
2004
2006
2008E

Market share of top 3 US producers (%)

- US steel industry continues to attract foreign investment


2000
2006
100%
80%
60%
40%
20%
0%
HRC
Plate
CRC
Tin Mill

HRC prices ($/tonne)

- US is becoming a low cost producer


1,000
800
600
400
200
0
1996
2000
2004
2008E

Source: FactSet, Metal Strategies, AME

CLIFFS

CNR will be the Leading Supplier to the Robust North American Steel Industry

- Cliffs Natural Resources will be well-positioned to optimize operations from the combined company's asset base

NA iron ore pellet production



Cliffs Natural Resources Managed 45%
U.S. Steel 24%
Iron Ore Company of Canada 16%
Arcelor Mittal 15%

US met coal production (%)



Cliffs Natural Resources 25%
All others 32%
Consol 6%
Patriot Coal 10%
Jim Walter Resources 11%
Massey Energy 16%

Coal production mix[1] (million of tons)



Met Coal
Steam Coal
31
40
6
22
66
Pro forma Cliffs
Massey
Walter
Patriot
CONSOL

Source: Company data, EIA
[1] 2007 coal production of US companies with meaningful met coal production

CLIFFS

More Than 80% of Revenue Driven by Steel Industry

Pro forma revenue[1] & production (2008E)


Steam coal
12.5%
Met coal
34.0%
Brokered coal
6.7%
Iron ore
46.7%

~$6bn


Steam coal
18.2%
Met coal
23.4%
Brokered coal
7.8%
Iron ore
50.6%

~72mm tons

Pro forma global reserves (2007)


Steam / Met coal²
23.6%
Iron ore
52.3%
Steam coal
8.6%
Met coal
15.5%

Iron ore: 1bn tons
Coal: 915mm tons

Cliffs North America


Northshore Mining
Hibbing Taconite
United Taconite
Empire Mine
Wabush Mine
Cliffs Corporate Headquarters
Tilden Mine
AMFIRE
Brooks Run
Kingwood
Welch
Enterprise
Paramont
Pinnacle Complex
Pinnacle Mine
Green Ridge Mine
Dickenson-Russell
Callaway
Oak Grove Mine
Iron ore assets
Coal assets

Source: Company data
[1] Excludes revenue from freight & other
[2] Per Alpha Natural Resources' latest annual filing, steam/met mix related to mine geology

CLIFFS

Strong Iron Ore Trends

- Recently announced iron ore pellet contracts at ≈$140/tonne

Iron ore prices ($/tonne)


150
125
100
75
50
25
0
Pellets
Lump
Fines
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008E

Source: Tex Reports

The Right Time –
Coal Fundamentals are Attractive

Strong Coal Pricing Trends

Met coal prices ($/tonne)

- Alpha recently announced met coal contracts for between ≈$300-$305/tonne at the port
- These contracts are for ≈3 mt and equate to ≈ $250/ton at the mine
- Steel producers are currently seeking to negotiate 2009 met coal contracts early



300
250
200
150
100
50
0
1990 1992 1994 1996 1998 2000 2002 2004 2006 2008E

Source: Metal Strategies, equity research

Steam coal prices ($/ton)

- Alpha recently announced ≈2.7 mt of steam coal contracts for 2008/2009 delivery at ≈$102/ton



140
120
100
80
60
40
20
0
1990 1992 1994 1996 1998 2000 2002 2004 2006 2008E

Note: CAPP steam coal index – CSX, 12,500 Btu, 1# Rail
Source: Bloomberg, Platts

CLIFFS

Favorable Met Coal Outlook

- Demand driven by strong expected continued growth in global steel production—both domestically and abroad
  - Weak dollar and availability of iron and met coal favorable for US production outlook
  - US is swing supplier for export met coal markets to meet global demand
    - Greater than 50% growth in met export supply YTD
    - Meaningful port capacity — Hampton Roads, DTA, etc.
- Supply constraints increasingly challenging
  - Specific events, such as floods in Australia, highlight tight market
  - China export limitations
  - Long capital equipment lead times
  - Aging workforce and availability of new labor
  - Difficulty in obtaining permits
  - Identified additional sizable reserves limited
- Recent accidents at major coking coal mines in Eastern Europe have raised concerns about the safety/security of indigenous supply (Ukraine, Russia, Kazakhstan, Poland)

Favorable Met Coal Outlook

- Few substitutes for coking coal
  - Scarcity of high quality met coal
  - Limitations on use of PCI & semi-soft coal in blast furnaces
- Large international steel companies securing sources of supply
  - POSCO and ArcelorMittal acquire meaningful position in Macarthur
  - ArcelorMittal acquired privately-held met coal producers Mid Vol and Concept Coal
  - Several other met coal M&A situations drawing attention of international steel producers

Source: Equity research, EIA

Global seaborne met coal supply / demand
(millions of tonnes)



Import Demand
Export Supply
+3
182
185
+12
193
205
-3
204
201
-2
219
217
-10
225
215
2006
2007
2008E
2009E
2010E

US met coal exports (millions of tonnes)



24.3
26.0
24.9
29.2
41.7
2006
2007
2008E
2009E
2010E

CLIFFS

Demand Shifted as China Became Net Importer of Met Coal in 2007

- As China grew, its met coal exports and imports shifted by nearly 17 million tonnes

Imports/exports balance (millions of tonnes)



Exports
Imports
14
12
10
8
6
4
2
0
2002
2003
2004
2005
2006
2007
2002 net exports: 13.0
2007 net imports: 3.7

AME Mineral Economics: net imports will increase further to at least 10 million tonnes by 2013

Source: McCloskey's

CLIFFS

Strong Demand for Met Coal is Expected to Continue

- New battery construction outside of China creating 52 million tonnes of incremental met coal demand

Estimated new met coal demand from announced coke batteries (ex-China) (million of tonnes)



16
14
12
10
8
6
4
2
0
2.9
5.7
9.5
6.6
11.2
1.4
14.7
2004
2005
2006
2007
2008
2009
2010
+ 25
+27

Note: Metric tonnes in millions
Source: Alpha management estimates from various studies & published sources

CLIFFS

Coal is Well Positioned in US Energy Market

Natural gas prices near historic highs[1] ($/mm Btu)



$15
$12
$9
$6
$3
Average: $7.07
$9.33
2003
2004
2005
2006
2007
2008

US coal production[2] (mm short tons)

- YTD 2008, US coal production is up 0.7%



1,200
1,150
1,100
1,050
1,000
950
900
1,128
1,094
1,072
1,112
1,133
1,163
1,147
1,150
2001
2002
2003
2004
2005
2006
2007
LTM

Crude oil prices near historical highs[1] ($/barrel)



$180
$150
$120
$90
$60
$30
$0
Average: $59.85
$124.65
2003
2004
2005
2006
2007
2008

Electricity generated by coal is growing[3]

- YTD 2008, coal fired electricity generation is up 1.8%



Hydroelectric
6%
Other
4%
Natural Gas
19%
Coal
51%
Nuclear
20%

[1] Source: Bloomberg. From 01/01/03 through 07/25/08
[2] Source: EIA. Data through June 2008 as of 07/24/08 report
[3] Source: EIA. Data through February 2008 as of 07/10/08 report

CLIFFS

Attractive Steam Coal Fundamentals

- China factor
  - Power supplies tight
  - Domestic prices capped
  - Export volumes limited by quotas
- Country-specific export impediments
  - Australian infrastructure expansion delays
  - Power rationing in South Africa
- Strong import demand from India, Japan, Korea
- U.S. fundamentals sound
  - Production growth ~1% YTD
  - Thermal export growth greater than 50% YTD
  - Utility stockpiles are stable

Source: Equity research, EIA

Global seaborne steam coal supply / demand

(millions of tonnes)


Import Demand
Export Supply
+31
+14
-14
-22
-7
442
473
465
479
484
471
507
485
502
495
2006
2007
2008E
2009E
2010E

US steam coal exports (millions of tonnes)


19.2
19.3
20.0
24.5
35.7
2006
2007
2008E
2009E
2010E

CLIFFS

Value Creation

History of Successful and Well-Timed Investments

Cleveland-Cliffs share price performance ($)



$150
$125
$100
$75
$50
$25
$0
Portman Ltd Acquisition
• January 11, 2005— Launched all-cash offer for Portman Ltd, a Western Australia-based iron ore producer & a key supplier to Chinese and Japanese steel producers
• By April 2005, Cleveland-Cliffs had acquired 80.4% of Portman for A$3.85 per share
• Current share price of A$17.50 represents an increase of 355%
PinnOak Resources Acquisition
• July 31, 2007— Acquired PinnOak Resources, a US-based met coal producer with operations in West Virginia & Alabama
• Total acquisition cost of $610mm
• Key supplier of metallurgical coal for North American steel industry
+783%
CAGR: 85%
March 31, 2005 Acquires 68.7% of Portman for $372mm
April 19, 2005 Raises stake in Portman to 80.4% for $62mm
September 1, 2006 Joe Carrabba named President and CEO of Cleveland-Cliffs
March 5, 2007 Acquires 30% interest in Amapa Project for $133mm
April 18, 2007 Invests $120mm in Sonoma Coal Project
Jan 2005
Jul 2005
Jan 2006
Jul 2006
Jan 2007
Jul 2007
Jan 2008
Jul 2008

Source: FactSet, company data. Adjusted for 2-for-1 stock split on May 16, 2008

CLIFFS

Successful and Well-Timed International Investments in Fast Growing Regions

Cliffs Asia Pacific



Portman Cockatoo Island
Sonoma
Portman Koolyanobbing
Iron ore assets
Coal assets

Source: Company data

International highlights

- **Portman stake provides crucial access to the Asian market**
  - Production expected to reach 8 million tonnes in 2008 and has over 90 million tonnes of reserves
- **45% interest in the Sonoma Coal Project in Queensland, Australia**
  - Production is expected to reach 2 million tonnes of coal in 2008 and 3-4 in 2009 and beyond and has 27 million tonnes of reserves
- **30% interest in the Amapa Project in northern Brazil**
  - Production of iron ore is predicted to reach 3 million tonnes of iron ore in 2008 and 6.5 million in the following years

Cliffs Latin America



Amapa Project

CLIFFS

Alpha's Pro Forma Contribution Accelerates in '09 and Beyond with the Strong Met Coal Outlook

Pro forma EBITDA[1,2] ($ billion)



5
4
3
2
1
0
2007A
2008E
2009E

Pro forma EBITDA[2] (2009E)



Alpha Natural
≈40%
Cleveland-Cliffs
≈60%

Source: FactSet, company data, management estimates
[1] 2007A based on company filings
[2] Approximate midpoints of management estimates
[3] Based on stock prices as of close on July 15, 2008

Financial multiples[2]

- Cleveland-Cliffs
  - 2009E EBITDA ≈$2.75bn
  - EV/2009E EBITDA[3] ≈4.6x
- Alpha Natural Resources
  - 2009E EBITDA ≈$1.95bn
  - EV/2009E EBITDA[3] ≈5.0x

CLIFFS

Undervalued Relative to Large-Cap Iron Ore, Coal and Diversified Peers

Firm Value / 2009E EBITDA vs. Peers



Iron Ore / Diversified
Coal
10x
8x
6x
4x
2x
0x
8.7x
8.6x
7.7x
7.3x
6.5x
5.4x
5.3x
5.2x
4.8x
Peabody
Fortescue
CONSOL
Arch Coal
Rio Tinto
Xstrata
BHP
Vale
Pro forma Cliffs Natural Resources

Source: FactSet, company data, approximate midpoints of management guidance
Note:Based on stock prices as of close on July 15, 2008;Forward data per Wall Street consensus estimates except for Cliffs which is per management guidance; Pro forma Cliffs Natural Resources calculated as Cliffs price as of 07/15/08 times pro forma fully diluted shares outstanding plus net debt and other firm value adjustments (excluding transaction costs) divided by the approximate midpoint of management guidance for 2009E EBITDA

CLIFFS

Strong Financial Position

	Pro forma 2008E	Pro forma 2009E
■ Financials		
Revenue	≈$6.5bn	≈$10.2bn
EBITDA	≈$1.9bn	≈$4.7bn
Margin (%)	*≈28%*	*≈47%*
■ Leverage		
Total debt	≈$2.1bn	≈$1.9bn
Debt/EBITDA	≈1.2x	≈0.4x

- Estimated annual synergies of ≈$200 million beginning in 2010

Source: Management estimates

CLIFFS

Transaction Highlights

- Creates a leading independent supplier of critical raw materials to the robust North American steel industry and a major global player
  - Core iron ore and met coal businesses strongly correlated
- Capitalizes on strong outlook for iron ore, metallurgical and thermal coal
- Shared culture and core values of both companies, including a focus on safety
- Strong financial outlook positions company for ongoing growth opportunities
  - Pro forma 2008E EBITDA of ≈$1.9bn[1], increasing to ≈$4.7bn[1] in 2009E
  - Pro forma leverage (Debt/2008E EBITDA) of ≈1.2x[1]
- Compelling value creation for Cleveland-Cliffs and Alpha Natural Resources shareholders

[1] Management estimates

CLIFFS

Cleveland-Cliffs

Alpha Natural Resources

CLIFFS NATURAL RESOURCES

INVESTOR PRESENTATION

AUGUST 2008